UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. )*

The Medicines Company
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

584688105
(CUSIP Number)

April 21, 2017
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584688105	13G	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Partner Fund Management, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,881,971 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%[1]
12.	TYPE OF REPORTING PERSON IA; PN

[1]	The percentages reported in this Schedule 13G are based upon approximately 72,939,570 shares outstanding (comprised of (i) 72,136,728 shares of common stock outstanding as of April 21, 2017 according to the Definitive Proxy on Schedule 14A filed by the issuer with the Securities and Exchange Commission on April 26, 2017, and (ii) approximately 802,842 shares of common stock issuable upon the exercise of certain convertible bonds owned by the reporting persons’ affiliates). All of the other numbers and percentages reported in this Schedule 13G are as of 9:00 a.m. (ET) on the date of filing.

CUSIP No. 584688105	13G	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Partner Fund Management GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,881,971 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 584688105	13G	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Partner Investment Management, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 72,502 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON IA; PN

CUSIP No. 584688105	13G	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Partner Investment Management GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 72,502 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 584688105	13G	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brian D. Grossman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,954,473 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 584688105	13G	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Christopher M. James

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,954,473 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 584688105	13G	Page 8 of 13 Pages

Item 1(a)	Name of Issuer

The Medicines Company

Item 1(b)	Address of Issuer’s Principal Executive Offices 8 Sylvan Way, Parsippany, New Jersey 07054

Item 2(a)	Name of Person Filing

This Schedule 13G is being jointly filed by Partner Fund Management, L.P. (“PFM”), Partner Fund Management GP, LLC (“PFM-GP”), Partner Investment Management, L.P. (“PIM”), Partner Investment Management GP, LLC (“PIM-GP”), Brian D. Grossman (“Grossman”) and Christopher M. James (“James” and, collectively with PFM, PFM-GP, PIM, PIM-GP and Grossman, the “Reporting Persons”) with respect to shares of common stock (and options to purchase and/or other securities convertible into common stock) of the above-named issuer owned by PFM Healthcare Master Fund, L.P., a Cayman Islands limited partnership (“HCM”), PFM Healthcare Opportunities Master Fund, L.P., a Cayman Islands limited partnership (“HCOPP”), PFM Healthcare Principals Fund, L.P., a Delaware limited partnership (“HCP”), PFM Healthcare Emerging Growth Master Fund, L.P., a Cayman Islands limited partnership (“HEGM”), PFM Global Long Alpha Master Fund, L.P., a Cayman Islands limited partnership (“GLAM”), PFM Diversified Principals Fund, L.P., a Delaware limited partnership (“DP”), PFM Diversified Master Fund, L.P., a Cayman Islands limited partnership (“DM”), PFM Diversified Institutional Master Fund, L.P., a Cayman Islands limited partnership (“DI” and, collectively with HCM, HCOPP, HCP, HEGM, GLAM, DP and DM, the “Funds”).

PFM is the investment advisor for HCM, HCOPP, HEGM, GLAM, DM and DI. PIM is the investment advisor for HCP and DP. PFM-GP and PIM-GP are, respectively, the general partners of PFM and PIM. Grossman is the portfolio manager for the health care strategy for the Funds. James is the portfolio manager for the diversified strategy for the Funds. Grossman and James are co-managing members of PFM-GP and PIM-GP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b)	Address of Principal Business Office

The address of the principal business office of each of the Reporting Persons is c/o Partner Fund Management, L.P., 4 Embarcadero Center, Suite 3500, San Francisco, CA 94111.

Item 2(c)	Citizenship

Each of PFM and PIM is organized as a limited partnership under the laws of the State of Delaware. Each of PFM-GP and PIM-GP is organized as a limited liability company under the laws of the State of Delaware. Each of Grossman and James is a U.S. citizen.

Item 2(d)	Title of Class of Securities

Common stock, $0.001 par value

CUSIP No. 584688105	13G	Page 9 of 13 Pages

Item 2(e)	CUSIP Number

584688105

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

CUSIP No. 584688105	13G	Page 10 of 13 Pages

Item 4	Ownership

A.	Partner Fund Management, L.P. and Partner Fund Management GP, LLC

(a)	PFM and PFM-GP may be deemed to beneficially own 3,881,971 shares of Common Stock.

(b)	The number of shares PFM and PFM-GP may be deemed to beneficially own constitutes approximately 5.3% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 3,881,971

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 3,881,971

B.	Partner Investment Management, L.P. and Partner Investment Management GP, LLC

(a)	PIM and PIM-GP may be deemed to beneficially own 72,502 shares of Common Stock.

(b)	The number of shares PIM and PIM-GP may be deemed to beneficially own constitutes approximately 0.1% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 72,502

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 72,502

CUSIP No. 584688105	13G	Page 11 of 13 Pages

C.	Brian D. Grossman

(a)	Grossman may be deemed to beneficially own 3,954,473 shares of Common Stock.

(b)	The number of shares Grossman may be deemed to beneficially own constitutes approximately 5.4% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 3,954,473

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 3,954,473

D.	Christopher M. James

(a)	James may be deemed to beneficially own 3,954,473 shares of Common Stock.

(b)	The number of shares James may be deemed to beneficially own constitutes approximately 5.4% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 3,954,473

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 3,954,473

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
See Item 2 above

Item 8	Identification and Classification of Members of the Group
Not Applicable

CUSIP No. 584688105	13G	Page 12 of 13 Pages

Item 9	Notice of Dissolution of Group
Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 584688105	13G	Page 13 of 13 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 1st day of May, 2017.

PARTNER FUND MANAGEMENT, L.P.		PARTNER FUND MANAGEMENT GP, LLC

By:	Partner Fund Management GP, LLC	By:	/s/ Darin Sadow
	its general partner		Darin Sadow, Authorized Signatory

By:	/s/ Darin Sadow
Darin Sadow, Authorized Signatory

PARTNER INVESTMENT MANAGEMENT, L.P.		PARTNER INVESTMENT MANAGEMENT GP, LLC

By:	Partner Investment Management GP, LLC,
	its general partner	By:	/s/ Darin Sadow
Darin Sadow, Authorized Signatory
By:	/s/ Darin Sadow
Darin Sadow, Authorized Signatory

BRIAN D. GROSSMAN		CHRISTOPHER M. JAMES

By:	/s/ Darin Sadow	By:	/s/ Darin Sadow
	Darin Sadow, attorney-in-fact*		Darin Sadow, attorney-in-fact**

*	Darin Sadow is signing on behalf of Brian Grossman as attorney-in-fact pursuant to a power of attorney dated August 4, 2011, and incorporated by reference herein. The power of attorney was filed as an attachment to a filing by certain of the Reporting Persons on Schedule 13G for K-V Pharmaceutical Company on August 5, 2011.

**	Darin Sadow is signing on behalf of Christopher M. James as attorney-in-fact pursuant to a power of attorney dated August 4, 2011, and incorporated by reference herein. The power of attorney was filed as an attachment to a filing by certain of the Reporting Persons on Schedule 13G for K-V Pharmaceutical Company on August 5, 2011.